SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Disruptive Acquisition Corporation I
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G2770Y102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2770Y102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON TOMS Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,105,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,105,494
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 64.7%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G2770Y102	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer.

Disruptive Acquisition Corporation I (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

11501 Rock Rose Avenue, Suite 200 Austin, Texas 78758

Item 2(a).	Name of Person Filing.

This statement is filed by TOMS Capital Investment Management LP ("TCIM" or the "Reporting Person"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) held by certain funds and accounts to which TCIM serves as the investment manager (the "TOMS Funds").

TCIM Management GP LLC ("TCIM GP") is the General Partner of TCIM, and Noam Gottesman is the Managing Member of TCIM GP. Each of TCIM and TCIM GP have established a management board which has been delegated responsibility for all aspects of the management and operation of TCIM and TCIM GP.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities reported herein.

Item 2(b).	Address of Principal Business Office.

450 West 14th Street, 13th Floor New York, NY 10014

Item 2(c).	Place of Organization.

Delaware

Item 2(d).	Title of Class of Securities.

Class A ordinary shares, $0.0001 par value (the "Class A Ordinary Shares")

Item 2(e).	CUSIP Number.

G2770Y102

CUSIP No. G2770Y102	13G	Page 4 of 6 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth herein are calculated based upon 1,709,100 Class A Ordinary Shares outstanding as of November 13, 2023 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. G2770Y102	13G	Page 5 of 6 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2(a). The TOMS Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein. TCIM Master Fund Ltd. and TOMS Capital Investments LLC, each a TOMS Fund, each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G2770Y102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2024
TOMS capital investment management lp

	By:	/s/ Jacqueline Dagan
	Name:	Jacqueline Dagan
	Title:	General Counsel and Chief Compliance Officer